UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No.2)
Under the Securities Exchange Act of 1934

MER Telemanagement Solutions Ltd.
---------------------------------
(Name of Issuer)

Ordinary Shares, par value NIS 0.03 per share
(Title of Class of Securities)

M69676209
-----------
(CUSIP Number)

Tzvika Friedman
9 Egoz Street, Newe Efraim
Yehud Monoson, Israel 6019000
972-3-779150153
--------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 16, 2018
-------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1  of 4 pages

SCHEDULE 13D

CUSIP NO.:  M69676 209

1	NAMES OF REPORTING PERSON Tzvika Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES	7	SOLE VOTING POWER 105,653
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORT REPORTING	9	SOLE DISPOSITIVE POWER 105,653
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,703
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ] (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.20%
14	TYPE OF REPORTING PERSON (See Instructions) IN

*      Based on 3,296,123 Ordinary Shares that the Issuer advised were issued and outstanding  as of July 16, 2018.
.

Page 2  of 4 pages

SCHEDULE 13D

CUSIP NO.:  M69676 209

Item 1.  Security and Issuer

This Amendment No. 2 to the Statement of Beneficial Ownership on Schedule 13D filed on April 15, 2015 as amended by Amendment No.1 filed on December 4, 2017 (the "Statement"), relates to the Ordinary Shares, NIS 0.03 par value per share ("Ordinary Shares") of Mer Telemanagement Solutions Ltd., an Israeli corporation whose principal executive offices are located at 14 Hatidhar Street, Ra'anana 4366516, Israel (the "Issuer").  Capitalized terms used herein that are not otherwise defined shall have the respective meanings assigned thereto in the Statement.

Item 3.  Source and Amount of Funds or Other Consideration

ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

As a result of transactions in the Issuer’s Ordinary Shares as described in Item 5, the Reporting Person has ceased to be the beneficial owner of more than 5% percent of the Ordinary Shares of the Issuer.

Item 5.  Interest in Securities of the Issuer

ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

 (a)-(b).                      As of the date of this Schedule 13D, the Reporting Person owns 110,653 Ordinary Shares, which is 3.20% of the outstanding Ordinary Shares of the Issuer.

c.            In the last 60 days, the below-listed transactions in the Issuer’s Ordinary Shares, were consummated by the Reporting Person pursuant to a Rule 10b5-1 plan.  Such transactions involved open market sale transactions of the Issuer’s Ordinary Shares on the NASDAQ Capital Market.  The prices reported below reflect the sale price of the Ordinary Shares on the date indicated.  The Reporting Person hereby undertakes to provide upon request to the staff of the Securities and Exchange Commission full information regarding the number of shares and prices at which each transaction was effected.

Date of Sale	Number of Ordinary Shares Sold	Sale Price Per Share ($)	Gross proceeds ($)
July 16, 2018	20,000	4.5387	90,773.80
July 16, 2018	50,000	5.5223	276,115.00

d.           No person, other than the Reporting Person, is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds of sale of, the Ordinary Shares covered by this Schedule 13D.

e.           Not applicable.

Page 3  of 4 pages

SCHEDULE 13D

CUSIP NO.:  M69676 209

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.

July [18], 2018
(Date)

/s/Tzvika Friedman
Tzvika Friedman

Page 4  of 4 pages